UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

June 27, 2019

Date of Report (Date of earliest event reported)

Flex Pharma, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-36812	46-5087339
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

31 St. James Ave, 6th Floor Boston, MA		02116
(Address of principal executive offices)		(Zip Code)

Registrant’s telephone number, including area code: (617) 874-1821

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligations of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $ 0.0001 par value	FLKS	Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☒

Item 1.01	Entry into a Material Definitive Agreement.

As previously reported, on January 3, 2019, Flex Pharma, Inc. (“Flex”), Falcon Acquisition Sub, LLC, a Delaware limited liability company and a wholly owned subsidiary of Flex (“Merger Sub”), and Salarius Pharmaceuticals, LLC, a Delaware limited liability company (“Salarius”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which, among other things, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub will merge with and into Salarius, with Salarius continuing as a wholly owned subsidiary of Flex and the surviving company of the merger (the “Merger”).

On June 27, 2019, Flex, Merger Sub and Salarius entered into an amendment to the Merger Agreement. The amendment amends the Merger Agreement by, among other things:

•

specifying that the rights that Flex will dividend or distribute to its stockholders of record as of a date at or prior to the closing of the Merger will be transferrable separately from the associated common stock of Flex;

•	extending by an additional 60 days Flex’s obligation to hold its special meeting of stockholders to seek approval of matters relating to the Merger; and

•	extending to August 31, 2019 the outside date after which Flex or Salarius may terminate the Merger Agreement if the Merger has not been consummated.

The foregoing summary of the amendment to the Merger Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the amendment, which is attached as an exhibit to this Form 8-K.

Item 9.01	Financial Statements and Exhibits.

(d)    Exhibits.

Exhibit No.	Description

2.1	Amendment No. 1 to Agreement and Plan of Merger dated June 27, 2019 by and among Flex Pharma, Inc., Falcon Acquisition Sub, LLC, and Salarius Pharmaceuticals, LLC.

Forward-Looking Statements. Certain statements in this communication constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act. These forward-looking statements reflect Flex Pharma’s current views about its plans. Although Flex Pharma believes that its plans as reflected in or suggested by those forward-looking statements are reasonable, it can give no assurance that the plans, intentions, expectations or strategies will be attained or achieved. Furthermore, actual results will be affected by a variety of risks and uncertainties that are beyond its control. Risks and uncertainties include, but are not limited to: inability to complete the proposed transaction; the ability of the proposed transaction to increase stockholder value; and other risks and uncertainties detailed in the risk factors section of Flex Pharma’s registration statement on Form S-4 (File No. 333-229666), Form 10-K and Forms 10-Q filed with the SEC, as well as other filings Flex Pharma makes with the SEC from time-to-time. Flex Pharma disclaims any obligation to update information contained in these forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Additional Information and Where to Find It. This communication may be deemed to be solicitation material in respect of its proposed transaction with Salarius Pharmaceuticals, LLC (“Salarius”). In connection with the proposed transaction, Flex Pharma filed with the Securities and Exchange Commission (SEC) a registration statement on Form S-4 (File No. 333-229666) containing a proxy statement/prospectus/information statement, which took effect on April 29, 2019. On April 30, 2019, Flex Pharma filed a definitive proxy statement/prospectus/information statement with the SEC. On or around May 3, 2019, Flex Pharma began mailing the definitive proxy statement/prospectus/information statement to Flex Pharma stockholders of record as of the close of business on April 17, 2019 and members of Salarius. On June 27, Flex Pharma filed a supplement to the definitive proxy statement/prospectus/information statement with the SEC and began mailing the supplement to Flex Pharma stockholders. FLEX PHARMA URGES INVESTORS AND EQUITYHOLDERS OF FLEX PHARMA AND SALARIUS TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS/INFORMATION STATEMENT AND THE SUPPLEMENT REGARDING THE PROPOSED TRANSACTION, AS WELL AS OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT FLEX PHARMA, SALARIUS AND THE PROPOSED TRANSACTION. This communication is not a substitute for the registration statement, definitive proxy statement/prospectus/information statement, the supplement or any other documents that Flex Pharma has filed or may file with the SEC or send to Flex Pharma or Salarius equityholders in connection with the proposed transaction.

You may obtain free copies of the registration statement, definitive proxy statement/prospectus/information statement, the supplement and all other documents filed or that will be filed with the SEC regarding the proposed transaction at the website maintained by the SEC, www.sec.gov. Once they are filed, copies of the registration statement, definitive proxy statement/prospectus/information statement and the supplement will be available free of charge on Flex Pharma’s website at www.flex-pharma.com or by contacting John McCabe at jmccabe@flex-pharma.com.

Participants in Solicitation. Flex Pharma, Salarius and their respective directors or managers and executive officers may be deemed to be participants in the solicitation of proxies from the holders of Flex Pharma common stock in connection with the proposed transaction. Information about Flex Pharma’s directors and executive officers is set forth in Flex Pharma’s Annual Report on Form 10-K for the period ended December 31, 2018, which it filed with the SEC on March 6, 2019 and amended on April 16, 2019. Other information regarding the interests of such individuals, as well as information regarding Salarius’ managers and executive officers and other persons who may be deemed participants in the proposed transaction, is set forth in the definitive proxy statement/prospectus/information statement. You may obtain free copies of these documents as described in the preceding paragraph.

Non-Solicitation. This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No public offer of securities in connection with the merger shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Flex Pharma, Inc.

Dated: June 27, 2019

	By:	/s/ John McCabe
John McCabe
Chief Financial Officer